

January 28, 2010

Via U.S. Mail

Mr. Ben Roberts
Chief Executive Officer
Southfield Energy Corporation
1240 Blalock Road, Suite 150
Houston, Texas 77055

> **Re:** **Southfield Energy Corporation**
> **Form S-1**
> **Filed September 21, 2009, as amended January 15, 2010**
> **File No. 333-162029**

Dear Mr. Roberts:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

Report of Independent Registered Accounting Firm, page F-2

1.   We note the audit report has been revised since the last filing to make reference to footnotes 14 and 15, which have also been revised from what was previously filed with the Commission. Please have your auditor revise the dual date reference or otherwise explain to us why they do not believe this revision is necessary.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via Facsimile
        J. Eric Johnson
        (713) 229-2642